FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2002

ART Advanced Research Technologies Inc.
(Translation of registrant's name into English)

2300 Alfred-Nobel Boulevard, Saint Laurent (Quebec) H4S 2A4
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐:

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

This form 6-K consists of copies of the following documents issued by ART Advanced Technologies Inc., a Canadian corporation (the "Company"), as filed with the Canadian Securities Authorities:

1. Press release dated April 10, 2002 relating to the purchase of another ISIS® system from ART by a world leading electronics contract manufacturer; and

2. Press release dated April 26, 2002 reaffirming the management's commitment to ART.

News release
For immediate publication

WORLD LEADING ELECTRONICS CONTRACT MANUFACTURER BUYS ANOTHER ISIS® SYSTEM FROM ART

SAINT-LAURENT, Canada, April 10, 2002 - ART Advanced Research Technologies Inc. (ART) (TSE "ARA"), a leading developer of optical and infrared imaging technologies for the detection of anomalies in the medical sector and the electronics industry is pleased to announce the repeat sale of its ISIS® 2020 model, a semi-automatic infrared inspection system to a world-leading electronics contract manufacturer

"This sale to one of the major electronics contract manufacturers is an acknowledgement of the effectiveness and efficiency of ART's innovative ISIS® systems based on infrared verification imaging technology" states Serge Huot, President and CEO of ART. "This is the third sale to our repeat contract manufacturer client and we are optimistic that as economic activity continues to increase, so will our sales of ISIS® systems". The recognition by key players in both the medical sector and electronics industry of the promise which our innovative optical imaging technology holds will facilitate the consolidation of our cash position.

About ISIS®

The ISIS® infrared (IR) verification system provides an innovative, fast, and cost effective end-of-line screening, and off-line inspection and failure analysis tool to help manufacturers achieve the next level of process improvement in the electronics printed circuit board assembly (PCBA) industry. ISIS® does this by exploiting infrared imaging technology to find problems with powered PCBA's. Use of IR technology provides ISIS® with a broad fault coverage capability so that quality problems can be quickly identified and resolved. ISIS® is available both in a semi-automatic version, the 2020 model, designed for off-line IR verification, and in an automated version, the 7070 model, designed for in-line IR verification.

About ART

ART Advanced Research Technologies Inc. is a North American company that is involved in the research, design, development, and marketing of optical and infrared imaging technologies used in the detection of anomalies in the medical sector and the electronics industry. ART is in the process of bringing to market an optical imaging device to detect and diagnose breast cancer. The device, known as SoftScan®, represents an innovative imaging solution for the detection of breast cancer without the adverse consequences associated with traditional technology. SoftScan® uses the time domain technique in optical imaging, which generates the most information possible about tissue. ART is also currently commercializing its ISIS® products, which are based on infrared verification imaging technology, and are used to detect defects in printed circuit board assemblies. ART has been listed on the Toronto Stock Exchange since June 29, 2000 (TSE: "ARA").

This press release may contain forward looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.'s regulatory filings with Canadian Securities Commissions.

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INFORMATION

ART Advanced Research Technologies Inc.
Susan Dubé (sdube@art.ca)
Director of Communications
Jean St-Jacques (jstjacqu@art.ca)
Director of Investor Relations
(514) 832-0777

News release
For immediate publication

MANAGEMENT REAFFIRMS COMMITMENT TO ART

SAINT-LAURENT, Canada, April 26, 2002 – ART Advanced Research Technologies Inc. (ART) (TSE "ARA"), a leading developer of optical and infrared imaging technologies for the detection of anomalies in the medical sector and the electronics industry, is pleased to announce that several directors and officers of the Company have purchased over the last two weeks a total of 247 600 common shares of the Company, reaffirming their belief in the long-term future of the Company. In particular, ART's President and CEO, Mr. Serge Huot, as well as the Chairman of the Board, Mr. Bernard Allaire, and another director have together invested personally $600 000 in shares of the Company through purchases made through the Toronto Stock Exchange. Three executive officers have also invested personally in shares of the Company through purchases made through the Toronto Stock Exchange over the same period of time.

Furthermore, Management has also taken appropriate steps to improve its cash position, including approaching the private equity markets to raise further capital to finance its continued operations beyond a period of 10 to 12 months from now.

"I firmly believe in the future of ART and the fact that both its Directors and Officers have recently purchased shares in the Company is a testimony to their continued confidence and commitment to the long term future of ART," stated Mr. Serge Huot, President and CEO of ART. "We are confident that by going back to the capital markets, we will secure our cash position for the long term given the strength of our technology and product line," added Mr. Huot.

About ART

ART Advanced Research Technologies Inc. is a North American company that is involved in the research, design, development, and marketing of optical and infrared imaging technologies used in the detection of anomalies in the medical sector and the electronics industry. ART is in the process of bringing to market an optical imaging device to detect and diagnose breast cancer. The device, known as SoftScan®, represents an innovative imaging solution for the detection of breast cancer without the adverse consequences associated with traditional technology. SoftScan® uses the time domain technique in optical imaging, which generates the most information possible about tissue. ART is also currently commercializing its ISIS® products, which are based on infrared verification imaging technology, and are used to detect defects in printed circuit board assemblies. ART has been listed on the Toronto Stock Exchange since June 29, 2000 (TSE: "ARA"). For more information about ART go to www.art.ca.

This press release may contain forward looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.'s regulatory filings with Canadian Securities Commissions.

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INFORMATION

ART Advanced Research Technologies Inc.
Jacques Bédard (jbedard@art.ca)
Senior Vice President, Chief Financial Officer and Treasurer
Jean St-Jacques (jstjacqu@art.ca)
Director of Investor Relations
(514) 832-0777

[Form 6-K Signature Page]

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ART ADVANCED RESEARCH TECHNOLOGIES INC.
(Registrant)

By: ______________________
Name: Nadia Martel
Title: Vice President and General Counsel

Dated: May 1st, 2002